March 25, 2009

Securities and Exchange Commission
100 F Street
Washington, D.C.   20549-6010
Attn:  Larry Spirgel

RE:         AZZ incorporated
File No. 001-12777
Form 10-K for the Year Ended February 27, 2008
Filed August 28, 2008 and
Forms 10-Q for the Quarters Ended November 30, 2008
Filed January 9, 2009

On behalf of AZZ incorporated (the “Company” or “AZZ”), set forth below is its response to the comment letter dated March 20, 2009 of the Staff of the Securities and Exchange Commission concerning the Company’s February 27, 2008 Form 10-K and Form 10-Q for the period ended November 30, 2008.

AZZ incorporated has the following responses to the comment letter received from the Staff.

Form 10-K for the fiscal year ended February 27, 2008

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

1.
We note that you disclose the required ratios for your material debt covenants.  In this regard, please disclose and explain the actual ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.

RESPONSE: Our discussion of the required ratios contained in our credit agreement at February 29, 2008 was provided to allow the reader to compare and evaluate the differences between the requirements contained in our existing credit agreement and the new credit agreements into which we subsequently entered, also discussed in this section.  We have disclosed on page 18 a comparison of certain ratios computed at the end of the last two fiscal years.  While these ratios are not the same ratios contained in the credit agreement we believe that we have complied with the requirements of Item 303(a) of Regulation S-K and with the Commission’s Interpretive Guidance contained in FRC Section 501.    There is no specific requirement in the guidance to disclose actual ratios related to complying with debt covenants unless there are, or are reasonably likely to be, a breach of such covenants.  At February 29, 2008 and February 28, 2007 and as of the date of this letter we are in compliance with our debt covenants, including all required ratios.  If, at any time in the future, we are, or are reasonably likely to be, in breach of such covenants we will expand our discussion and analysis of material debt covenants and disclose material information about the breach and analyze the impact on the Company following the interpretative guidance in FRC Section 501

2.
We note that you issued $100 million aggregate principal amount of 6.24% unsecured Senior Notes on March 31, 2008. Please tell us whether the Notes agreement contains covenants that restrict your ability to incur additional debt, lien and contingent liabilities, and if so, discuss how these restrictions impact your ability to undertake additional debt or equity financing.  Disclose your alternate sources of funding and, to the extent materials, the consequences of accessing them.  Refer to FRC 501.13c for additional guidance.

RESPONSE: On March 31, 2008, we entered into a Note Purchase Agreement as disclosed on page 17 in Item 7 of our Form 10-K.  The Note Purchase Agreement contains a restriction that places limitations on our ability to directly or indirectly create, incur, assume or permit to exist any lien on or with respect to any property or asset of the Company except those permitted under the agreement.    It should be noted that this language mirrors the same language contained in our Second Amended and Restated Credit Agreement with our revolving line of credit lender, Bank of America, N. A. Should we need to undertake additional debt financing we will be required to seek an amendment to these agreements. We have had similar restrictions in past debt agreements and our experience has been that a reasonable request for amendment is granted as evidenced by our disclosure on page 18 of the Second Amendment to our existing agreement with Bank of America and certain other lenders.  The Note Purchase Agreement does not restrict our ability to raise equity financing. We considered the interpretative guidance in FRC Section 501.13c and concluded that this restriction was not reasonably likely to limit our ability to undertake additional financing to a material extent.  We agree that, if we determine that this limitation will limit, or is reasonably likely to limit, our ability to undertake additional financing to a material extent we will fully discuss the limitation and the consequences of the limitation to the Company’s financial condition and operating performance as well as disclose alternate sources of funding and the costs of assessing them in future filings.

Accruals for Contingent Liabilities, page 20

3.
With respect to your contingent liabilities and compliance costs regarding air emissions, stormwater runoff and the generation, handling, storage, transportation, treatment, and disposal of waste materials, Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities.  In that SAB, we clearly state that we believe that environmentalliabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statement from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity.  Please explain to us your judgment and assumptions in the recognition and measurement of your environmental contingent liabilities.

RESPONSE: We record accruals for contingent liabilities, including environmental matters, when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated as required by AICPA Statement of Position 96-1, Environmental Remediation Liabilities.  As of February 27, 2008 and to the date of this letter we have no material amounts of loss contingencies that meet the recognition and measurement requirements of SOP 96-1.  We are familiar with Staff Accounting Bulletin Topic 5.Y and its interpretation of the current accounting literature and disclosure requirements.  Each reporting period we evaluate potential loss contingencies.  If a material loss contingency is required to be recorded we will fully disclose the judgments and assumptions underlying the recognition and measurement of the amounts accrued and we will disclose fully the range of reasonably possible outcomes that could have a material effect on our financial condition, results of operations, or liquidity.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filing. We acknowledge that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dana Perry

Dana Perry
Senior Vice President, Finance
And Chief Financial Officer